

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

May 26, 2010

Ms. Patricia E. Yarrington
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

> **Re:** **Chevron Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Response Letter Filed April 13, 2010**
> **File No. 1-00368**

Dear Ms. Yarrington:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Supplemental Information on Oil and Gas Producing Activities, page FS-69

Reserve Quantity Information, page F-69

1.   We do not agree with your position – as presented in response 5 of your April 13, 2010 letter - that the aggregation of proved reserves for several continents as "Other" is permitted by Items 1201 and 1202 of Regulation S-K. Item 1201(d) of Regulation S-K clearly specifies that, for "meaningful disclosure in the circumstances", a "geographic area" is no more than a continent. Please explain the procedures you will undertake to comply with these Items.

2.   In part, your prior response 7 states, "In these situations [constrained offtake rates], if a project were terminated before completion, for whatever reason, a significant portion of the previously invested capital in the infrastructure would be lost." Please explain to us in detail how such project terminations would result in the loss of sunk capital rather than a reduction in return on capital employed.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director